[redacted]

12013789

SEC Mail Processing Section
MAR 14 2012
Washington, DC
125

U
SECURITIES A
Washi..gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHWINDS ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 North Michigan Avenue Suite 4310
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 WEST MONROE STREET , SUITE 330 (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/5

OATH OR AFFIRMATION

I, Philip L. Kampf, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwinds Advisors LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
ALEXANDER R DOMANSKIS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/07/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- William H. Brock, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Northwinds Advisors LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Northwinds Advisors LLC (the Company) as of December 31, 2011 and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ravid & Bernstein LLP

March 7, 2012

230 West Monroe Street • Suite 330 • Chicago, IL 60606 • Tel. 312/782 4710 • Fax 312/782 4711

NORTHWINDS ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash in bank	$ 8,144
Due from members	10,000
	$ 18,144

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 2,143
Members' Capital	16,001
	$ 18,144

See Notes to Financial Statements.

NORTHWINDS ADVISORS LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2011

COMMISSION AND FEE INCOME		$ 81,783
OPERATING EXPENSES:		
Commissions	$ 46,503	
Professional fees	19,125	
Regulatory fees	6,744	
Consulting fees	2,000	
Rent	1,500	
Licenses and fees	675	
Bank charges	210	
Promotion/entertainment	200	
		76,957
NET INCOME		4,826
MEMBERS' CAPITAL, BEGINNING OF YEAR		10,674
CAPITAL CONTRIBUTIONS		28,075
CAPITAL WITHDRAWALS		(27,574)
MEMBERS' CAPITAL, END OF YEAR		$ 16,001

See Notes to Financial Statements.

NORTHWINDS ADVISORS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:		
Net income	$ 4,826	
Adjustments to reconcile net income to cash provided by operations:		
Decrease in receivables	11,976	
Decrease in accounts payable	(4,868)	
Cash provided by operating activties		$ 11,934
FINANCING ACTIVITIES:		
Members' capital contributions	28,076	
Members' capital withdrawals	(37,574)	
Cash used in financing activities		(9,498)
NET INCREASE IN CASH		2,436
CASH, BEGINNING OF YEAR		5,708
CASH, END OF YEAR		$ 8,144

SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

1. Organization and Nature of Operations:

Northwinds Advisors LLC (the Company) was organized on July 18, 2003 as a limited liability company. In 2008, the Company amended its operating agreement and changed its name from The Gemini Securities Group LLC to Northwinds Advisors LLC. The Company is registered as a broker-dealer with the Security and Exchange commission (SEC), and engages in the distribution of private offerings of limited partnerships, primarily real estate investments and other similarly structured instruments. The Company is owned by two single member limited liability companies, Helios Group LLC and Macatawa Group LLC. The operating agreement provides for net income and losses, tax credits and tax preference items to be allocated 50% to each member.

Effective February 22, 2012, the Company was sold by transfer of 100% of its membership interests.

2. Summary of Significant Accounting Policies:

a. Financial Statement Presentation:

The financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Financial Instruments:

The Company's financial instruments are cash, accounts receivable and accounts payable, for which recorded values approximate fair values based on their short-term nature.

d. Cash and Cash Equivalents:

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. Currently, the insurance coverage is unlimited.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies - continued:

e. Income Taxes:

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

Effective January 1, 2009, the Company adopted FASB ASC 749, which provides guidance regarding the recognition, measurement, disclosure and financial statement presentation of uncertain tax positions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset in the current year. The adoption of this standard had no effect on the Company's financial statements.

f. Subsequent Events:

Management has evaluated subsequent events through March 7, 2012, the date on which these financial statements were available to be issued.

3. Related Party Transactions:

The Company shares office space, office equipment and personnel with an affiliate at no cost to the Company. During 2011, the Company advanced a total of $10,000 to the members, with no stated interest or repayment terms. The advance was repaid in January, 2012.

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $6,001, which was $1,001 in excess of the required amount.

NORTHWINDS ADVISORS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

Total capital and allowable subordinated liabilities	$ 16,001
Deductions for non-allowable assets:	
Due from members	(10,000)
NET CAPITAL	6,001
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 1,001
EXCESS NET CAPITAL AT 120%	$ 1

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 2,143
Percentage of aggregate indebtedness to Net Capital	35.71%

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2011, as amended.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- William H. Brock, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Northwinds Advisors LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Northwinds Advisors LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

March 7, 2012

SEC
Mail Processing
Section

MAR 14 2012

Washington, DC
125

NORTHWINDS ADVISORS LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND INDEPENDENT
AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

NORTHWINDS ADVISORS LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

CONTENTS